HERTZ GLOBAL HOLDINGS, INC.
225 Brae Boulevard
Park Ridge, NJ 07656

June 8, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Registration Statement on Form S-1
of Hertz Global Holdings, Inc.

File No. 333-143108

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Hertz Global Holdings, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 1:00 P.M. (EST) on June 12, 2007 or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i)             should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)           the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

HERTZ GLOBAL HOLDINGS, INC.

By:	/s/ Harold E. Rolfe
	Name:	Harold E. Rolfe
	Title:	Senior Vice President, General Counsel and Secretary